                   U.S. Securities and Exchange Commission

                           Washington, D.C. 20549
                                FORM N-17f-1

        Certificate of Accounting of Securities and Similar Investments
              of a Management Investment Company in the Custody of
                   Members of National Securities Exchanges

                   Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:       Date examination completed:

801-811-6727                                 July 14, 1998

2. State identification Number:

-----------------------------------------------------------------------------------------
AL             AK             AZ             AR             CA             CO
-----------------------------------------------------------------------------------------
CT             DE             DC             FL             GA             HI
-----------------------------------------------------------------------------------------
ID             IL             IN             IA             KS             KY
-----------------------------------------------------------------------------------------
LA             ME             MD             MA             MI             MN
-----------------------------------------------------------------------------------------
MS             MO             MT             NE             NV             NH
-----------------------------------------------------------------------------------------
NJ             NM             NY             NC             ND             OH
-----------------------------------------------------------------------------------------
OK             OR             PA             RI             SC             SD
-----------------------------------------------------------------------------------------
TN             TX C 41002-003-02   UT        VT             VA             WA
-----------------------------------------------------------------------------------------
WV             WI             WY             PUERTO RICO
-----------------------------------------------------------------------------------------
Other (specify):
-----------------------------------------------------------------------------------------


3. Exact name of investment company as specified in registration statement:
   Dominion Funds, Inc.

4. Name under which business is conducted, if defferent from above:
   Dominion Insight Growth Fund

5. Address of principal place of business: (number, street, city, state, zip code)
   5000 Quorum Drive, Suite 620, Dallas, Texas  75240

        DOMINION INSIGHT GROWTH FUND

Certificate of Accounting of Securities in the Custody of a Member of a National Securities Exchange.

As of June 30, 1998 and
for the two months then ended

                       [LETTERHEAD OF KINDER & WYMAN, P.C.]



REPORT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Dominion Insight Growth Fund


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Dominion Insight Growth Fund's (Fund) compliance with the requirements of subsection (b) (1) of Rule 17f-1 of the Investment Company Act of 1940 ("the Act") as of June 30, 1998 with respect to securities and similar investments reflected in the investment account of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1998 and with respect to agreement of security and similar investments purchases and sales, for the period from April 30, 1998 (the date of last examination) through June 30, 1998:

Confirmation of all securities and similar investments held by May Financial Corporation (Custodian) in book entry form;

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Fund and the Custodian;

Agreement of 26 security and/or investment purchases (100%) and 43 security and/or investment sales or maturities (100%) since our last examination from the books and records of the Fund to Custodian records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Dominion Insight Growth Fund was in compliance with the requirements of subsection (b) (1) of Rule 17f-1 of the Investment Company Act of 1940 as of June 30, 1998 with respect to securities and similar investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dominion Insight Growth Fund and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ KINDER & WYMAN, P.C.

KINDER & WYMAN, P.C.



Irving, Texas
July 14, 1998

                    [LETTERHEAD OF THE DOMINION COMPANIES]


                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Dominion Insight Growth Fund (Fund) are responsible for complying with the requirements of subsection (b) (1) of Rule 17f-1, "Custody of Securities with Members of National Securities Exchanges," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsection (b) (1) of Rule 17f-1 as of June 30, 1998.


Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsection (b) (1) of Rule 17f-1 of the Investments Company Act of 1940 as of June 30, 1998 with respect to securities and similar investments reflected in the investment account of the Fund.


We have made available to you all financial and related data. There are no material transactions which have not been properly recorded in the Fund's books and records.


DOMINION INSIGHT GROWTH FUND


By:



/s/ Douglas W. Powell                  /s/ C. Dewey Elliott, III
Douglas W. Powell                      C. Dewey Elliott, III
Chief Executive Officer                President
Through July 9, 1998                   Through July 9, 1998



/s/ Brian E. White
Brian E. White
President